January 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Virpax Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File No. 333-284089

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Monday, January 27, 2025

Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the undersigned, as the sole placement agent for the proposed public offering on a best efforts basis of securities of Virpax Pharmaceuticals, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form S-1, as amended, be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Monday, January 27, 2025, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

SPARTAN CAPITAL SECURITIES, LLC

By:	/s/ Kim Monchik

Name: Kim Monchik
Title: Chief Administrative Officer